EXHIBIT 99.1

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

Financial Statements
Years Ended December 31, 2008, 2007 and 2006

Orange County — Poughkeepsie
Limited Partnership

Financial Statements
As of December 31, 2008 and 2007, and for the years ended
December 31, 2008, 2007 and 2006, and Report of Independent
Registered Public Accounting Firm

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	66
Balance Sheets	67
December 31, 2008 and 2007
Statements of Operations	68
For the years ended December 31, 2008, 2007 and 2006
Statements of Changes in Partners’ Capital	69
For the years ended December 31, 2008, 2007 and 2006
Statements of Cash Flows	70
For the years ended December 31, 2008, 2007 and 2006
Notes to Financial Statements	71-77

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Orange County - Poughkeepsie Limited Partnership:

We have audited the accompanying balance sheets of Orange County — Poughkeepsie Limited Partnership (the “Partnership”) as of December 31, 2008 and 2007, and the related statements of operations, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 4 to the financial statements, approximately 97% of the Partnership’s revenue in the period ending December 31, 2008 and 98% of the revenue in the periods ended December 31, 2007 and 2006 is affiliate revenue.

/s/  Deloitte & Touche LLP

Atlanta, Georgia
March 13, 2009

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

	2008	2007
	(Dollars in Thousands)

ASSETS
CURRENT ASSETS:
Accounts receivable, net of allowance of $0 and $0	$232	$168
Unbilled revenue	1,182	683
Due from General Partner	8,083	12,107
Prepaid expenses and other current assets	90	90

Total current assets	9,587	13,048
PROPERTY, PLANT AND EQUIPMENT — Net	36,354	39,147

TOTAL ASSETS	$45,941	$52,195

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$49	$100

Total current liabilities	49	100
LONG TERM LIABILITIES	421	361

Total liabilities	470	461
COMMITMENTS AND CONTINGENCIES (NOTES 5 and 6)
PARTNERS’ CAPITAL	45,471	51,734

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$45,941	$52,195

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	2008	2007	2006
	(Dollars in Thousands)

OPERATING REVENUE (see Note 4 for Transactions with Affiliates):
Service revenues	$158,720	$151,382	$157,993

OPERATING COSTS AND EXPENSES (see Note 4 for Transactions with Affiliates):
Cost of service (excluding depreciation and amortization related to network assets included below)	21,954	22,535	24,449
General and administrative	3,674	3,179	2,623
Depreciation and amortization	6,301	6,069	6,720

Total operating costs and expenses	31,929	31,783	33,792

OPERATING INCOME	126,791	119,599	124,201
INTEREST INCOME — Net	946	1,345	693

NET INCOME	$127,737	$120,944	$124,894

Allocation of Net Income:
Limited partners	$19,161	$18,141	$18,734
General Partner	108,576	102,803	106,160

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN PAARTNERS’ CAPITAL
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	General Partner	Limited Partners
				Warwick
	Verizon		Taconic	Valley	Total
	Wireless	Cellco	Telephone	Telephone	Partners’
	of the East LP	Partnership	Corporation	Company	Capital
	(Dollars in Thousands)

BALANCE, JANUARY 1, 2006	$39,862	$—	$3,517	$3,517	$46,896
Net income	106,160	—	9,367	9,367	124,894
Distribution to partners	(103,700)	—	(9,150)	(9,150)	(122,000)

BALANCE, DECEMBER 31, 2006	42,322	—	3,734	3,734	49,790
Net income	102,803	6,398	2,108	9,635	120,944
Distribution to partners	(101,151)	(6,173)	(2,206)	(9,470)	(119,000)
Transfer of partnership interest	—	3,341	(3,636)	295	—

BALANCE, DECEMBER 31, 2007	43,974	3,566	—	4,194	51,734
Net income	108,576	8,804	—	10,357	127,737
Distribution to partners	(113,900)	(9,235)	—	(10,865)	(134,000)

BALANCE, DECEMBER 31, 2008	$38,650	$3,135	$—	$3,686	$45,471

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	2008	2007	2006
	(Dollars in Thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$127,737	$120,944	$124,894
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,301	6,069	6,720
Changes in certain assets and liabilities:
Accounts receivable	(64)	(70)	156
Unbilled revenue	(499)	903	13
Prepaid expenses and other current assets	—	21	46
Accounts payable and accrued liabilities	(3)	(73)	68
Advance billings	—	—	(72)
Long term liabilities	60	33	139
Net cash provided by operating activities	133,532	127,827	131,964

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, including purchases from affiliates, net	(3,556)	(6,229)	(8,257)
Change in due from General Partner, net	4,024	(2,598)	(1,707)

Net cash provided by/(used in) investing activities	468	(8,827)	(9,964)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distribution to partners	(134,000)	(119,000)	(122,000)

Net cash used in financing activities	(134,000)	(119,000)	(122,000)

CHANGE IN CASH	—	—	—
CASH, BEGINNING OF YEAR	—	—	—

CASH, END OF YEAR	$—	$—	$—

NONCASH TRANSACTIONS FROM INVESTING AND FINANCING ACTIVITIES:
Accruals for capital expenditures	$59	$106	$36

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006
(Dollars in Thousands)

1.	ORGANIZATION AND MANAGEMENT

Orange County — Poughkeepsie Limited Partnership — Orange County — Poughkeepsie Limited Partnership (the “Partnership”) was formed in 1987. The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York metropolitan service areas.

The partners and their respective ownership percentages as of December 31, 2008 and 2007 are as follows:

Managing and General Partner:
Verizon Wireless of the East LP*	85.0%
Limited partners:
Warwick Valley Telephone Company (“Warwick”)	8.1081%
Cellco Partnership	6.8919%

On April 10, 2007, Taconic sold their 7.5% limited partnership interest to Cellco Partnership and Warwick.

The partners and their respective ownership percentages as of December 31, 2006 were as follows:

Managing and General Partner:
Verizon Wireless of the East LP*	85.0%
Limited partners:
Warwick Valley Telephone Company	7.5%
Taconic Telephone Corporation (“Taconic”)	7.5%

*	Verizon Wireless of the East LP is a partnership which is consolidated by Cellco Partnership (d/b/a Verizon Wireless) (“Cellco”). Prior to August 15, 2006, Verizon Wireless of the East LP (the “General Partner”) was a partnership between Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, which hold a controlling interest, and Price Communications which had a preferred interest. On August 15, 2006 Verizon ELPI Holding Corp. (a subsidiary of Verizon Communications Inc.) became the owner of the preferred interest previously held by Price Communications.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, fair value of financial instruments, depreciation and amortization, useful lives and impairment of assets, accrued expenses, taxes, and contingencies. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the financial statements in the period that they are determined to be necessary.

Revenue Recognition — The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue. Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed. The roaming rates charged by the Partnership to Cellco do not necessarily reflect current market rates. The Partnership will continue to re-evaluate the rates on a periodic basis (see Note 4). The Partnership’s revenue recognition policies are in accordance with the Securities and Exchange Commission’s

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS — (Continued)

(“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements and SAB No. 104, Revenue Recognition.

Approximately 97% of the Partnership’s 2008, and 98% of the Partnership’s 2007 and 2006 revenue is affiliate revenue due to the fact that Cellco is the Partnership’s primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement (See Note 4).

Cellular service revenues resulting from a cellsite agreement with Cellco are recognized based upon an allocation of airtime minutes (See Note 4).

Operating Costs and Expenses — Operating costs and expenses include costs and expenses incurred directly by the Partnership, as well as an allocation of certain administrative and operating costs incurred by the General Partner or its affiliates on behalf of the Partnership. Services performed on behalf of the Partnership are provided by employees of Cellco. These employees are not employees of the Partnership and therefore, operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. The Partnership believes such allocations, principally based on the Partnership’s percentage of total customers, customer gross additions, or minutes-of-use, are reasonable.

Property, Plant and Equipment — Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices (“MTSOs”) and cell sites. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the Statements of Operations.

Network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

FCC Licenses — The Federal Communications Commission (“FCC”) issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will reward a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely. All wireless licenses issued by the FCC that authorize the Partnership to provide cellular services are recorded on the books of Cellco. The current term of the Partnership’s FCC licenses expire in January 2018 and June 2017. Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership’s wireless licenses.

Valuation of Assets — Long-lived assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As discussed above, the FCC licenses under which the Partnership operates are recorded on the books of Cellco. Cellco does not charge the Partnership for the use of any FCC license recorded on its books (except for the annual cost of $545 related to the spectrum lease, as discussed in Note 4). However, Cellco believes that under the

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS — (Continued)

Partnership agreement it has the right to allocate, based on a reasonable methodology, any impairment loss recognized by Cellco for all licenses included in Cellco’s national footprint. Accordingly, the FCC licenses, including the licenses under which the Partnership operates, recorded on the books of Cellco are evaluated for impairment by Cellco, under the guidance set forth in Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets.

The FCC licenses are treated as an indefinite life intangible asset on the books of Cellco under the provisions of SFAS No. 142 and are not amortized, but rather are tested for impairment annually or between annual dates, if events or circumstances warrant. All of the licenses in Cellco’s nationwide footprint are tested in the aggregate for impairment under SFAS No. 142.

Cellco evaluates its wireless licenses for potential impairment annually, and more frequently if indications of impairment exist. Cellco tests its licenses on an aggregate basis, in accordance with EITF No. 02-7, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets, using a direct value methodology in accordance with SEC Staff Announcement No. D-108, Use of the Residual Method to Value Acquired Assets other than Goodwill. The direct value approach determines fair value using estimates of future cash flows associated specifically with the wireless licenses. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, an impairment is recognized. Cellco evaluated its wireless licenses for potential impairment as of December 15, 2008 and December 15, 2007. These evaluations resulted in no impairment of Cellco’s wireless licenses.

Fair Value Measurements — SFAS No. 157, Fair Value Measurements, defines fair value, expands disclosures about fair value measurements, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. Under SFAS No. 157, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 also establishes a three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 — No observable pricing inputs in the market

On February 12, 2008, the FASB issued FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Partnership elected a partial deferral of SFAS No. 157 under the provisions of FSP No. 157-2 related to the measurement of fair value used when evaluating wireless licenses and other long-lived assets for impairment. On October 10, 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies application of SFAS No. 157 in a market that is not active. FSP No. 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The impact of partially adopting SFAS No. 157 on January 1, 2008 and the related FSP No. 157-3 was not material to the financial statements.

Effective January 1, 2009, as permitted by FSP No. 157-2, the Partnership adopted the provisions of SFAS No. 157 related to the non-recurring measurement of fair value used when evaluating certain nonfinancial assets, including wireless licenses and other long-lived assets, in the determination of impairment under SFAS No. 142 or SFAS No. 144, and when measuring the acquisition-date fair values of nonfinancial assets and nonfinancial liabilities in a business combination in accordance with SFAS No. 141(R), Business Combinations (Revised).

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS — (Continued)

Concentrations — To the extent the Partnership’s customer receivables become delinquent, collection activities commence. The General Partner accounts for 83.6% and 80.2% of the accounts receivable balance at December 31, 2008, and 2007 respectively. The Partnership maintains an allowance for losses, as necessary, based on the expected collectibility of accounts receivable.

Affiliate revenue is approximately 97% for 2008 and 98% for 2007 and 2006 of the Partnership’s total revenue.

Cellco and the Partnership rely on local and long-distance telephone companies, some of whom are related parties, and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership’s operating results.

Although Cellco and the General Partner attempt to maintain multiple vendors for equipment, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership’s operations. If the suppliers are unable to meet the General Partner’s needs as it builds out its network infrastructure and sells service, delays and increased costs in the expansion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial Instruments — The Partnership’s trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Income Taxes — The Partnership is not a taxable entity for Federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

Due from General Partner — Due from General Partner principally represents the Partnership’s cash position. The General Partner manages all cash, investing and financing activities of the Partnership. As such, the change in Due from General Partner is reflected as an investing activity in the Statements of Cash Flows while the change in Due to General Partner is reflected as a financing activity. Additionally, administrative and operating costs incurred by the General Partner on behalf of the Partnership are charged to the Partnership through this account. Interest expense/income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco’s average cost of borrowing from Verizon Global Funding, a wholly owned subsidiary of Verizon Communications. The cost of borrowing was approximately 3.9%, 5.4%, and 5.4% for the years ended December 31, 2008, 2007 and 2006, respectively. Included in Interest Income, Net is net interest income related to the Due from General Partner balance of $946, $1,345 and $693 for the years ended December 31, 2008, 2007 and 2006, respectively.

Distributions — Distributions are made to partners at the discretion of the General Partner based upon the Partnership’s operating results, cash availability and financing needs as determined by the General Partner at the date of distribution.

Recently Issued Accounting Pronouncements — In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP 142-3 removes the requirement under SFAS No. 142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions, and replaces it with a requirement that an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. FSP 142-3 also requires entities to disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. The Partnership is required to adopt FSP 142-3 effective January 1, 2009 on a prospective basis. The adoption of FSP 142-3 on January 1, 2009 did not have an impact on the financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS — (Continued)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133. This statement requires additional disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS No. 133 and related interpretations, and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 on January 1, 2009 did not have an impact on the financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (Revised), to replace SFAS No. 141, Business Combinations. SFAS No. 141(R) requires the use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) on January 1, 2009 did not have an impact on the financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 prospectively, except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented. The adoption of SFAS No. 160 on January 1, 2009 did not have an impact on the financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure eligible items at fair value, and to report unrealized gains and losses in earnings on items for which the fair value option has been elected. The Partnership adopted SFAS No. 159 effective January 1, 2008 and the impact of adoption did not have an impact on the financial statements.

3.  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following as of December 31, 2008 and 2007:

	Useful Lives	2008	2007

Buildings	10-40 years	$16,819	$15,714
Cellular plant equipment	3-15 years	58,480	61,626
Furniture, fixtures and equipment	2-5 years	29	24
Leasehold Improvements	5 years	3,484	3,174

		78,812	80,538
Less accumulated depreciation		(42,458)	(41,391)

Property, plant and equipment, net		$36,354	$39,147

Capitalized network engineering costs of $366 and $353 were recorded during the years ended December 31, 2008 and 2007, respectively. Construction-in-progress included in certain of the classifications shown above, principally wireless plant equipment, amounted to $1,452 and $3,192 at December 31, 2008 and 2007, respectively.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	TRANSACTIONS WITH AFFILIATES

Significant transactions with affiliates (Cellco and its related entities), including allocations and direct charges, are summarized as follows for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006

Revenue:
Operating revenues(b)	$151,428	$147,397	$153,176
Cellsite allocated revenues(c)	2,190	1,418	1,336
Cost of Service:
Direct telecommunication charges(a)	6,457	6,704	7,194
Long distance charges	2,905	4,429	7,082
Allocation of cost of service(a)	4,699	4,207	3,812
Allocation of switch usage cost(a)	5,218	4,697	4,360
General and Administrative:
Allocation of certain general and administrative expenses(a)	3,227	2,867	1,911

(a)	Expenses were allocated based on the Partnership’s percentage of total customers, customer gross additions or minutes-of-use where applicable. The General Partner believes the allocations are reasonable.

(b)	Affiliate operating revenues primarily represent revenues generated from transactions with Cellco, the Partnership’s primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The General Partner continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement.

(c)	Cellsite allocated revenues, based on the Partnership’s percentage of minutes of use, result from the Partnership sharing a cell site with the Catskills RSA Limited Partnership, an affiliated entity.

All affiliate transactions captured above are based on actual amounts directly incurred by Cellco on behalf of the Partnership and/or allocations from Cellco. Revenues and expenses were allocated based on the Partnership’s percentage of total customers, gross customer additions or minutes of use where applicable. The General Partner believes the allocations are reasonable. The affiliate transactions are not necessarily conducted at arm’s length.

The Partnership had net purchases of property, plant, and equipment from affiliates with a net book value of $922, $3,237, and $4,691 in 2008, 2007 and 2006, respectively.

On March 14, 2007, the Partnership entered into lease agreements for the right to use additional spectrum owned by Cellco. The initial term of these agreements is ten years. The annual lease commitment of $545 represents the costs of financing the spectrum, and does not necessarily reflect the economic value of the services received. No additional spectrum purchases or lease commitments have been entered into by the Partnership as of December 31, 2008.

5.	COMMITMENTS

The General Partner, on behalf of the Partnership, and the Partnership itself have entered into operating leases for facilities, equipment and spectrum used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2008, 2007 and 2006, the Partnership recognized a total of $2,669, $2,470 and $2,001 respectively, as rent expense related

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS — (Continued)

to payments under these operating leases, which was included in cost of service in the accompanying Statements of Operations.

Aggregate future minimum rental commitments under noncancelable operating leases, excluding renewal options that are not reasonably assured, for the years shown are as follows:

Years	Amount

2009	$2,360
2010	1,844
2011	1,584
2012	1,329
2013	1,042
2014 and thereafter	3,328

Total minimum payments	$11,487

From time to time the General Partner enters into purchase commitments, primarily for network equipment, on behalf of the Partnership.

6.	CONTINGENCIES

Cellco is subject to various lawsuits and other claims including class actions, product liability, patent infringement, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also defending lawsuits filed against itself and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. Attorney Generals in a number of states also are investigating certain sales, marketing and advertising practices. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2008 cannot be ascertained. The potential effect, if any, on the financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco’s legal counsel cannot give assurance as to the outcome of each of these matters, in management’s opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial statements of the Partnership.

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